Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt about its contents or the action you should take in relation to it, you should consult your stockbroker, solicitor, accountant or other professional advisor.

If you have sold or transferred all your ordinary shares in International Game Technology PLC, please pass this document and its accompanying documents as soon as possible to the purchaser or transferee, or to the stockbroker or other agent through whom you made the sale or transfer so that they can pass them to the person who now holds the shares.

INTERNATIONAL GAME TECHNOLOGY PLC

(incorporated and registered in England and Wales under number 09127533)

NOTICE OF 2018 ANNUAL GENERAL MEETING

Notice of the annual general meeting (the “AGM”) of International Game Technology PLC (the “Company”) to be held at the Hyatt Regency London, 30 Portman Square, London, W1H 7BH on 17 May 2018 at 3 p.m. (BST) is set out in this document.

Whether or not you propose to attend the AGM, please vote in accordance with the instructions printed on the enclosed form.

Contents

Letter from the Chairman	3

Notice and Resolutions	5

Part 1: Explanatory Notes to the Resolutions	8

Part 2: General Notes to the AGM Notice	12

The Appendix: Directors’ Biographies	18

Directions to the AGM

The AGM will be held at the Hyatt Regency London, 30 Portman Square, London, W1H 7BH. Directions to the address of the AGM are as follows:

BY UNDERGROUND

The nearest tube station to the venue is Marble Arch.

BY AIR

Heathrow Express

From Heathrow take the Heathrow Express (every 15 minutes) to Paddington train station and then a taxi to the hotel (ten minutes).

Gatwick Airport - 30 miles / 48 km

Taxi from Gatwick - approximately 1 hour 15 minutes
Gatwick Express - approximately 1 hour

Gatwick Express

From Gatwick take the Gatwick Express (every 15 minutes) to Victoria train station and then a taxi to the hotel (15 minutes), or by tube take the Victoria Line to Green Park then the Jubilee Line to Bond Street. The hotel is within walking distance, five minutes along Oxford Street.

CAR PARKING

Parking may be available in advance by the hotel concierge.

International Game Technology PLC

Registered number:  09127533

Registered office: Marble Arch House 66 Seymour Street Second Floor London W1H 5BT	Directors: Paget Alves Paolo Ceretti Alberto Dessy Marco Drago Patti Hart	James McCann Heather McGregor Lorenzo Pellicioli Vincent Sadusky Marco Sala Philip Satre Gianmario Tondato Da Ruos

19 April 2018

Dear Recipient,

Annual General Meeting to be held on Thursday 17 May 2018

I have the pleasure of sending you the notice of this year’s AGM (the “AGM Notice”) which we are holding at the Hyatt Regency London, 30 Portman Square, London, W1H 7BH on 17 May 2018 at 3 p.m. (BST). The AGM Notice, including the proposed resolutions, is set out on page 5 onwards of this document.

Your vote is important to us. Each shareholder registered on the register of shareholders of the Company at 3 p.m. (BST) on 15 May 2018 is entitled to vote on the resolutions contained in the AGM Notice (the “Resolutions”).

At the AGM, voting on all Resolutions will be conducted by way of a poll, as it was at last year’s annual general meeting, rather than by way of a show of hands. This method is more democratic and transparent as shareholder votes are counted according to the number of shares held.

This year we are proposing that the continued appointment of the Company’s directors be put to a shareholder vote. It is noted that Paolo Ceretti has decided to stand down from his position as a director of the Company to pursue his other commitments and we wish him well in that endeavour. This decision fits well with the Company’s goal to reduce the size of its board of directors to bring it in line with the latest U.S. and U.K. market trends.

17 of the 18 Resolutions being put to shareholders are proposed as ordinary resolutions. This means that, for each of the ordinary Resolutions to be passed, more than half of the votes cast must be in favour of the relevant Resolution. Only one Resolution being put to shareholders is being proposed as a special Resolution. This means that, for the special Resolution to pass, a majority of not less than 75% of the votes must be cast in favour of that Resolution. Explanatory notes in respect of the Resolutions are set out in Part 1 of this AGM Notice.

As soon as practicable following the AGM, the result of the voting at the AGM will be published on the Company’s website at www.igt.com and filed with the Securities and Exchange Commission. The Company’s annual reports and accounts for the period ended 31 December 2017 (the “Annual Reports and Accounts”) have been published and can also be viewed at www.igt.com.

If you are a shareholder or a 401(k) plan participant then a hard copy of the Annual Reports and Accounts accompanies this notice. If you wish to change to receiving correspondence from the Company otherwise than in hard copy, please contact Computershare on +1 866-641-4276.

Action to be taken

If you would like to vote on the Resolutions but are unable to attend the AGM, please complete the proxy form or voting instruction form which accompanies the AGM Notice and return it according to the instructions on the form by no later than 3 p.m. (BST) on 15 May 2018. Completion and return of a form of proxy will not, however, prevent you from attending the AGM and voting in person if you should wish to do so. Further details relating to voting by proxy are set out in the notes to the AGM Notice.

Recommendation

The board of directors of the Company considers that the Resolutions are in the best interests of the Company and its shareholders as a whole. The directors unanimously recommend that you vote in favour of all the Resolutions, as they intend to do in respect of their own beneficial holdings.

The Company looks forward to seeing many of you at our AGM.

Yours sincerely,

Philip Satre
Chairman

INTERNATIONAL GAME TECHNOLOGY PLC

(the “Company”)

Notice of Annual General Meeting

Notice is hereby given that the annual general meeting of the Company (the “AGM”) will be held at the Hyatt Regency London, 30 Portman Square, London, W1H 7BH on 17 May 2018 at 3 p.m. (British Summer Time).

The business of the AGM will be to consider and, if thought fit, pass the resolutions listed below (the “Resolutions”). 17 of the 18 Resolutions will be proposed as ordinary resolutions. One Resolution will be proposed as a special resolution. Explanations of the Resolutions are set out at pages 8 to 11 of this notice and additional information for those entitled to attend the AGM is set out at pages 12 to 17. The biographies of the directors being proposed for their continued appointment as directors of the Company are set out from page 18 onwards.

ORDINARY RESOLUTIONS

Annual reports and accounts 2017

1                                         THAT the annual reports and accounts of the directors and the auditor for the financial year ended 31 December 2017 (the “Annual Reports and Accounts”) be received and adopted.

Directors’ remuneration report 2017

2                                         THAT the directors’ remuneration report (excluding the part containing the directors’ remuneration policy) set out in section 2 of the Annual Reports and Accounts be approved.

Directors’ remuneration policy

3                                         THAT the directors’ remuneration policy (excluding the part containing the directors’ remuneration report) set out in section 2 of the Annual Reports and Accounts be approved to take effect immediately after the end of the AGM.

Continued appointment of directors

4                                         THAT Marco Sala, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the third subsequent annual general meeting of the Company.

5                                         THAT Paget Alves, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company.

6                                         THAT Alberto Dessy, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company.

7                                         THAT Marco Drago, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company.

8                                         THAT Patti Hart, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company.

9                                         THAT James McCann, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company.

10                                  THAT Heather McGregor, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company.

11                                  THAT Lorenzo Pellicioli, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company.

12                                  THAT Vincent Sadusky, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company.

13                                  THAT Philip Satre, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company.

14                                  THAT Gianmario Tondato Da Ruos, having already consented to act, continue to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company.

Re-appointment of auditor

15                                  THAT PricewaterhouseCoopers LLP be re-appointed as auditor of the Company to hold office from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company at which annual reports and accounts are laid before the Company.

Remuneration of auditor

16                                  THAT the board of directors of the Company or its audit committee be authorised to determine the auditor’s remuneration.

Political donations

17                                  THAT in accordance with sections 366 and 367 of the Companies Act 2006 (the “Act”), the Company and any company which is, or becomes, a subsidiary of the Company at any time during the period for which this resolution has effect, be authorised during the period beginning on the date of the passing of this resolution and ending on the date of the Company’s next annual general meeting, to:

a.              make political donations to political parties and/or independent election candidates not exceeding £100,000 (or its equivalent in another currency) in total;

b.              make political donations to political organisations (other than political parties and/or independent election candidates) not exceeding £100,000 (or its equivalent in another currency) in total; and

c.               incur any other kind of political expenditure not exceeding £100,000 (or its equivalent in another currency) in total,

in each case, as such terms are defined in Part 14 of the Act and provided that the aggregate of all expenditure under paragraphs (a), (b) and (c) of this Resolution 17 shall not exceed £100,000 (or its equivalent in another currency) in total.

SPECIAL RESOLUTION

New articles of association

18                                  THAT, with effect from the conclusion of the AGM, the articles of association produced to the AGM and initialled for the purpose of identification by the Chairman of the AGM be adopted as the articles of association of the Company in substitution for, and to the exclusion of, the Company’s existing articles of association.

By order of the Board

Pierfrancesco Boccia

Company Secretary
19 April 2018

Registered Office:

Marble Arch House, 66 Seymour Street, 2nd Floor, London, England, W1H 5BT

Registered in England and Wales with registered number: 09127533

PART 1: EXPLANATORY NOTES TO THE RESOLUTIONS

Resolution 1

Annual Reports and Accounts for the financial year ended 31 December 2017

The Act requires that the directors of the Company (the “Directors” or the “Board”) lay the Annual Reports and Accounts before the Company in general meeting. Shareholders will be asked to receive and adopt the Annual Reports and Accounts. The Annual Reports and Accounts were published and made available to shareholders on 19 April 2018.

Resolution 2

Directors’ Remuneration Report

The Act requires quoted companies to put a resolution to shareholders at each annual general meeting of the Company to approve the Directors’ remuneration report (other than the part relating to the directors’ remuneration policy), which forms part of the Annual Reports and Accounts. Resolution 2 in the AGM Notice therefore seeks shareholder approval for the Annual Statement by the Chairman of the Compensation Committee and the Remuneration Implementation Report (together comprising the “Remuneration Report”) which can be found at section 2 (other than the part relating to the directors’ remuneration policy) of the Annual Reports and Accounts. This resolution is advisory in nature and the Directors’ entitlement to remuneration is not conditional on the resolution being passed.

The Remuneration Report gives details of the remuneration payments and share awards made by the Company to the Directors in connection with their performance and that of the Company during the financial year ended 31 December 2017.

The Company’s auditor for the financial year ended 31 December 2017, PricewaterhouseCoopers LLP, has audited those parts of the Remuneration Report that are required to be audited and its report relating to the Remuneration Report can be found at section 4 of the Annual Reports and Accounts.

Resolution 3

Directors’ Remuneration Policy

The Act requires quoted companies to put a separate resolution to shareholders to approve the Directors’ remuneration policy, which is set out at section 2 (other than the part relating to the Directors’ Remuneration Report) of the Annual Reports and Accounts (the “Remuneration Policy”). A resolution to approve a remuneration policy was put to the vote at last year’s AGM in order to amend the calculation for granting RSUs to new directors. The Company does not currently intend to implement any new elements of remuneration, but has determined that the current remuneration policy, as approved by shareholder’s at last year’s AGM, is insufficiently flexible to allow it to fully operate all of the existing available remuneration structures. In particular, the current policy does not reflect all of the different types of awards which can be made under the Company’s Equity Incentive Plan. Shareholders are therefore being asked to approve a new Remuneration Policy, which will, if approved, give the Committee the flexibility necessary to operate the existing available remuneration structures over the next three years, subject always to the limits set out in those structures and in the proposed Remuneration Policy.

The vote on the Directors’ Remuneration Policy is a binding vote. If approved, the Remuneration Policy will take effect immediately following the conclusion of the AGM. Once the policy takes effect the Company will not be able to make a remuneration payment or payment for loss of office to a person who is, or is to become, or has been, a director of the Company unless that payment is consistent with the Remuneration Policy (or has been approved by a separate resolution of the members of the Company). If approved, it is intended that the policy will remain in place for three years and, unless the Company wishes to change the policy, no further shareholder approval will be needed during this period.

A remuneration policy will be put to shareholders for approval again no later than the Company’s annual general meeting in 2021.

Resolutions 4 to 14

Continued appointment of directors

2018 marks the third year of the Company’s existence since its merger with GTECH S.p.A. (the “Merger”). Shareholders may remember that the directors in situ at that time where given a three-year mandate set out in the Company’s articles of association, which expired on 7 April 2018. On 7 March 2018, the board of directors resolved that its members, except for Paolo Ceretti who shall be resigning on 17 May 2018, continue to be appointed until the AGM.

In November 2017, under the direction of the Chairman, each of the directors has undergone the Company’s customary annual performance evaluation. Having assessed the outcome of those performance evaluations, the Board is satisfied that each director remains committed to the role and their performance continues to be effective. The Board is also satisfied that each of the independent non-executive directors remains independent in both character and judgement and that there are no relationships or circumstances likely to affect their independence. Although the Company is not subject to the U.K. Corporate Governance Code, which recommends annual shareholder appointment of directors, having considered the needs of the Company and market practice, including in the U.S. where the Company’s ordinary shares are listed, it has been determined that it is currently in the best interests of the Company and its shareholders as a whole to put forward the directors for a shareholder vote this year to approve their continued appointment as directors of the Company.

Accordingly, the Board recommends that all the non-executive directors, except for Paolo Ceretti who shall be resigning on 17 May 2018, be put forward and have their appointments continued until the Company’s next annual general meeting. In addition, the Company is seeking approval from shareholders to appoint Marco Sala, its Chief Executive Director, for a term of three years. As described above, Marco Sala was originally mandated a three year appointment following the Merger and it is considered, in light of the success of the business driven by Marco, that he should remain for an additional three year period, that is, until the date of the third subsequent annual general meeting of the Company in 2021, enabling the Company to have consistency in its management while it continues to carry out its strategy for a more successful business. These resolutions therefore seek shareholder approval for the continued appointment of the Company’s directors, each of whom has confirmed their willingness to continue in office.

The Board currently has 12 directors (comprising a non-executive Chairman, one executive director and ten other non-executive directors), whose experience and expertise are derived from a range of industries, sectors and personal characteristics that provide an invaluable and diverse perspective on the Company’s business.

Biographical details for each director subject to these resolutions, including their career history, skills, competencies and experience, can be found in the appendix to this AGM Notice and at www.igt.com.

Resolution 15

Re-appointment of auditor

The Directors recommend that PricewaterhouseCoopers LLP should be re-appointed as the Company’s auditor to hold office from the conclusion of the AGM until the conclusion of the next meeting at which annual reports and accounts are laid before the Company.

Resolution 16

Remuneration of auditor

Resolution 5 proposes that the board of directors or its audit committee is authorised to determine the remuneration of PricewaterhouseCoopers LLP.

Resolution 17

Political donations

The Act contains restrictions on companies making political donations to a political party or other political organisation, or incurring political expenditure. The Company’s policy is not to make political donations or incur political expenditure as those expressions are normally understood. However, the Act defines political donations, political organisations and political expenditure very broadly. As a result, the relevant legislative provisions might catch activities that form part of normal business relationships and engagement by the Company with key interested parties and stakeholders which, in each case, it is in the Company’s interests and the interests of shareholders to support. This resolution is therefore proposed on a precautionary basis only, to ensure that neither the Company nor any of its subsidiaries commit a technical breach that could arise from the uncertainty generated by the broad definitions contained within the Act.

Resolution 18

New articles of association

Resolution 18 seeks shareholder approval to adopt new articles of association (the “New Articles”) of the Company. Certain of the provisions contained in the current articles of association relate to the first three years of the Company since the Merger. As those provisions have now expired the Company has taken the opportunity to reassess certain provisions, deleting those which are now historic and bringing others up-to-date with market practice. Changes include the deletion of the directors’ three year term to 2018, with directors being appointed for a tenure either by shareholders at a general meeting or by the board of directors of the Company, as was always the case, as well as the deletion of the timing provision on the share buyback authority, which has already been established by a separate shareholder resolution. In addition, the Board has reviewed the circumstances in which it can refuse to register a transfer of the Company’s shares and is proposing certain amendments to bring the Company’s articles of association in line with market practice for a U.K. public company. Resolution 18 will be proposed as a special resolution, meaning that a majority of not less than 75% of the votes must be cast in favour of it to be passed.

PART 2: GENERAL NOTES TO THE AGM NOTICE

1.              Record date

To be entitled to attend and vote at the AGM (and for the purpose of the determination by the Company of the number of votes you may cast), you must be registered in the register of shareholders of the Company by 3 p.m. (BST) on 15 May 2018 (or, if the AGM is adjourned, by 48 hours before the time of any such adjourned AGM (excluding any part of a day which is not a working day)). You will be entitled to attend and vote in respect of the number of ordinary shares or special voting shares registered in your name at that time. Changes to the entries in the register of shareholders after that time shall be disregarded in determining the rights of any person to attend and vote at the AGM.

2.              Publication of information

A copy of:

a.              the current memorandum and articles of association of the Company;

b.              the New Articles; and

c.               a memorandum setting out the terms of Marco Sala’s three year term of appointment,

will be available at the AGM .

A copy of this notice can be found at www.igt.com.

You can also ask to see these documents during normal business hours at the registered office of the Company by contacting the Company Secretary.

3.              Voting arrangements

Voting on each of the Resolutions will be conducted by way of a poll rather than a show of hands. The Board believes this method is more democratic and transparent as shareholder votes are counted according to the number of shares held.  Therefore every qualifying member present in person or by proxy and entitled to vote on the Resolutions will have one vote in respect of each ordinary share (the “Ordinary Shares”).

The issued special voting shares of US$0.000001 each in the capital of the Company (each a “Special Voting Share”) carry a voting right of 0.9995 each. The Special Voting Shares are held at all times by the Nominee (as such term is defined in the Company’s articles of association), however, eligible participants in the Company’s Loyalty Plan (details of which are available at www.igt.com) will be entitled to direct the Nominee to exercise the vote of any Special Voting Shares associated with their Ordinary Shares once that eligible participant has successfully elected to participate in the Loyalty Plan, resulting in the equivalent of 1.9995 votes for each Ordinary Share held. The Special Voting Shares and Ordinary Shares will be treated as if they are a single class of shares and not divided into separate classes for voting purposes.

The Special Voting Shares shall be voted by the Nominee in the same percentage as the outcome of the votes on the Resolutions to the extent that a participant has either not elected to participate in the Loyalty Plan or has not directed how such shares should be voted by the Nominee.

The results of the voting at the AGM and the number of proxy votes cast for and against, and the number of votes actively withheld, in respect of each of the Resolutions will be published on the Company’s website, www.igt.com, and filed with the Securities Exchange Commission.

4.              Corporate shareholders

Any corporation which is a shareholder can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a shareholder provided that, where more than one corporate representative purports to exercise their powers in respect of the same share on behalf of a member:

d.              if they purport to exercise the power in the same way as each other, the power is treated as exercised in that way; and

e.               if they do not purport to exercise the power in the same way as each other, the power is treated as not exercised.

5.              Publication request

Under section 527 of the Act, shareholders meeting the threshold requirements set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to:

a.              the audit of the Company’s annual reports and accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the AGM; or

b.              any circumstance connected with an auditor of the Company ceasing to hold office since the previous annual general meeting at which annual reports and accounts were laid in accordance with section 437 of the Act.

The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with sections 527 and 528 of the Act. Where the Company is required to place a statement on a website under section 527 of the Act, it must forward the statement to the Company’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required under section 527 of the Act to publish on a website.

6.              Asking questions

Any shareholder attending the meeting has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the meeting but no such answer need be given if:

a.              to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information;

b.              the answer has already been given on a website in the form of an answer to a question; or

c.               it is undesirable in the interests of the Company or the good order of the meeting that the question be answered.

7.              Beneficial owners

If your shares are held in a stock brokerage account or by a broker, bank or other nominee, you are considered the beneficial owner of the shares, and these proxy materials are being made available or forwarded to you by or on behalf of your broker, bank or other nominee. As the beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote your shares by following the instructions for voting on the voting instruction form.

If you wish to attend the AGM and/or vote at the AGM, you should obtain a legal proxy from your broker, bank or other nominee and present it to Computershare at the AGM.

Paragraphs 8 to 13 inclusive on proxy provisions relate to shareholders only.

8.              Appointment of proxies

If you are a shareholder of the Company, by virtue of being registered in the register of shareholders, you are entitled to appoint a proxy to exercise all or any of your rights to attend, speak and vote at the AGM. You can only appoint a proxy using the procedures set out in these notes and the notes to the hard copy proxy form.

A proxy form which may be used to make such appointment and give proxy directions accompanies this notice of AGM. If you do not have a proxy form and believe that you should have one, or if you require additional proxy forms in order to appoint more than one proxy, please contact Computershare at +1 866-395-6419.

A proxy does not need to be a shareholder of the Company but must attend the AGM in order to represent you. Details of how to appoint the Chairman of the AGM or another person as your proxy using the proxy form are set out in the notes to the proxy form. If you wish your proxy to speak on your behalf at the AGM you will need to appoint your own choice of proxy (not the Chairman) and give your instructions directly to them.

You may appoint more than one proxy provided each proxy is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, please contact Computershare at +1 866-395-6419.

If you do not give your proxy an indication of how to vote on a Resolution, your proxy will vote (or abstain from voting) on that Resolution at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the AGM.

The Company has included on the proxy form an ‘Abstain’ option in order for members to abstain from voting on any particular Resolution. However, an abstention is not a vote in law and will not be counted in the calculation of the proportion of votes ‘For’ or ‘Against’ the relevant Resolution.

The return of a completed proxy form will not prevent a shareholder from attending the AGM and voting in person if he or she wishes to do so.

9.              Appointment of proxy using hard copy proxy form

The notes to the hard copy proxy form explain how to direct your proxy how to vote on each Resolution or withhold their vote.

To be valid, the hard copy proxy form must be:

a.                                completed and signed;

b.                                sent or delivered to the Company’s registrars, Computershare, at Computershare Proxy Services, P.O. Box 43101, Providence, RI, 02940-5067 and;

c.                                 received by no later than 10 a.m. (EDT) / 3 p.m. (BST) on 15 May 2018.

In the case of a shareholder which is a company, the hard copy proxy form must be executed under its seal or signed by its duly authorised officer or attorney or other person authorised to sign.

Any power of attorney or any other authority under which the hard copy proxy form is signed (or a duly certified copy of such power or authority) must be included with the hard copy proxy form.

10.       Electronic voting

Instead of mailing a hard copy proxy form, you may choose one of the voting methods outlined below to appoint your proxy:

a.              by electronic means at www.investorvote.com/IGT; or

b.              within the USA, US territories and Canada only, by calling toll free on 1-800-652-VOTE (8683) on a touch phone telephone.

Proxies submitted by the internet or telephone must be received by 3 p.m. (BST) on 15 May 2018.

This address must not be used for any other purposes unless expressly stated.

11.       Appointment of proxy by joint shareholders

In the case of joint holders of any share, where more than one of the joint holders purports to appoint a proxy in respect of the same share, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s register of shareholders in respect of the joint holding (the first-named being the most senior).

12.       Changing proxy instructions

To change your proxy instructions simply submit a new proxy appointment using the methods set out above. Note that the cut-off time for receipt of proxy appointments set out above also applies in relation to amended instructions; any amended proxy appointment received after the relevant cut-off time will be disregarded.

Where you have appointed a proxy using the hard copy proxy form and would like to change the instructions using another hard copy proxy form, please contact Computershare at +1 866-395-6419 and ask for another proxy form.

When two or more valid but differing appointments of proxy are received for the same share, the one which is last validly delivered or received (regardless of its date of execution) shall be treated as replacing and revoking the other or others as regards that share. If the Company is unable to determine which appointment was last validly delivered or received, none of them shall be treated as valid in respect of that share.

13.       Termination of proxy appointments

In order to revoke a proxy instruction you will need to inform the Company by sending a signed hard copy notice clearly stating your intention to revoke your proxy appointment to Computershare Proxy Services, P.O. Box 43101, Providence, RI, 02940-5067. In the case of a shareholder which is a company, the revocation notice must be executed under its seal or signed by its duly authorised officer or attorney or other person authorised to sign. Any power of attorney or any other authority under which the revocation notice is signed (or a duly certified copy of such power or authority) must be included with the revocation notice. The revocation notice must be received by the Company no later than 10 a.m. (EDT) / 3 p.m. (BST) on 15 May 2018.

If you attempt to revoke your proxy appointment but the revocation is received after the time specified then your proxy appointment will remain valid.

Appointment of a proxy does not preclude you from attending the AGM and voting in person. If you have appointed a proxy and attend the AGM in person, your proxy appointment will automatically be terminated.

14.       Communications

Shareholders are advised that, unless otherwise indicated, the telephone numbers, website and email addresses which are set out in this notice, the proxy form or any related documents are not to be used for the purpose of serving information or documents on the Company (including the service of documents or information relating to proceedings at the AGM) or for communicating with the Company for any purpose other than those expressly stated.

15.       Total voting rights

As at 5 April 2018, being the latest practicable date before the publication of this notice, the issued share capital of the Company consisted of:

a.              203,569,031 ordinary shares of US$0.10 each, each carrying one vote at a general meeting;

b.              203,569,031 special voting shares of US$0.000001 each, each carrying 0.9995 votes at a general meeting; and

c.               50,000 sterling non-voting shares of £1 each.

The total number of voting rights in the Company as at that date was therefore 407,036,277.48.

16.       Proof of identity

Shareholders and participants may also be required to provide proof of identity at the AGM. If you have been appointed as a shareholder’s proxy please make this fact known on admission to the AGM to Computershare personnel.

THE APPENDIX

DIRECTORS’ BIOGRAPHIES

EXECUTIVE DIRECTORS

Marco Sala, Chief Executive Officer

Marco Sala has served on the Board and as Chief Executive Officer of the Parent since the effective time of the Mergers. Prior to the effective time of the Mergers, Mr. Sala served as Chief Executive Officer of GTECH S.p.A. (formerly Lottomatica Group) since April 2009. Since joining GTECH S.p.A. as Co-General Manager in 2003, Mr. Sala has been a member of the board of directors. In August 2006, he was appointed Managing Director with responsibility for the Company’s Italian Operations and other European activities. He was named Chief Executive Officer of GTECH S.p.A. in April 2009 with responsibility for overseeing all of the Company’s segments, including the Americas, International, Italy, and Products and Services. Mr. Sala is also a member of the board of directors of OPAP S.A., a Greek gaming and sports betting operator.

Before joining the Company, he served as Chief Executive Officer of Buffetti, Italy’s leading office equipment and supply retail chain. Prior to Buffetti, Mr. Sala served as Head of the Italian Business Directories Division for SEAT Pagine Gialle. He was later promoted to Head of Business Directories with responsibility for a number of international companies, such as Thomson (Great Britain), Euredit (France), and Kompass (Italy). Earlier in his career, he worked as Head of the Spare Parts Divisions at Magneti Marelli (a Fiat Group company) and soon after he became Head of the Lubricants Divisions. Additionally, he held various marketing positions at Kraft Foods. Mr. Sala graduated from Bocconi University in Milan, majoring in Business and Economics.

NON-EXECUTIVE DIRECTORS

Paget Alves, Independent Director

Paget L. Alves has served on the Board since the effective time of the Mergers and is a member of the Audit Committee and the Compensation Committee. Prior to the effective time of the Mergers, Mr. Alves served on the International Game Technology board of directors since January 2010. He served as Chief Sales Officer of Sprint Corporation, a wireless and wireline communications services provider (Sprint), from January 2012 to September 2013 after serving as President of the Business Markets Group since 2009. From 2003 to 2009, Mr. Alves held various positions at Sprint, including President, Sales and Distribution from 2008 to 2009; President, South Region, from 2006 to 2008; Senior Vice President, Enterprise Markets, from 2005 to 2006; and President, Strategic Markets from 2003 to 2005. Between 2000 and 2003, Mr. Alves served as President and Chief Executive Officer of PointOne

Telecommunications Inc., and President and Chief Operating Officer of Centennial Communications. He currently serves on the board of directors of YUM! Brands, Ariel Investments, LLC and Synchrony Financial. Mr. Alves previously served on the board of directors of GTECH Holdings Corporation (2005-2006), and Herman Miller, Inc. (2008-2010).

Mr. Alves earned a Bachelor of Science degree in Industrial and Labor Relations and a Juris Doctor degree from Cornell University.

Alberto Dessy, Independent Director

Alberto Dessy has served on the Board since the effective time of the Mergers and is a member of the Compensation Committee and the Nominating and Corporate Governance Committee. Prior to the effective time of the Mergers, Mr. Dessy served on the GTECH S.p.A. (formerly Lottomatica Group) board of directors since 2011. He is currently a Professor at Bocconi University. Mr. Dessy is a Chartered Accountant specialized in corporate finance, particularly the evaluation of companies, trademarks, equity and investments, financial structure, channels and loan instruments, funding for development and in acquisitions and disposals of companies. He has been an expert witness for parties to lawsuits and as an independent expert appointed by the court in various legal disputes. Mr. Dessy has been on the boards of many companies, both listed and  unlisted, including Redaelli Tecna S.p.A., Laika Caravans S.p.A., Premuda S.p.A., I.M.A., Milano Centro S.p.A., and DeA Capital S.p.A.

Mr. Dessy graduated from Bocconi University.

Marco Drago, Non-Executive Director

Marco Drago has served on the Board since the effective time of the Mergers. Prior to the effective time of the Mergers, Mr. Drago served on the GTECH S.p.A. (formerly Lottomatica Group) board of directors since 2002. Since 1997, Mr. Drago has been the Chairman of De Agostini, one of Italy’s largest family-run groups. Since October 2006, he has also been Chairman of the Board of Partners of B&D, a family limited partnership created to ensure cohesion in share ownership, consistency of intent and continuity in decision-making over the long term. Mr. Drago is Vice President of De Agostini Planeta Group and director of Atresmedia, DeA Capital, De Agostini Editore, Zodiak Media and S. Faustin (Techint Group) and a member of the Assonime’s board of governors.

Mr. Drago graduated in Economics and Business from Bocconi University and achieved important awards such as “Bocconiano dell’anno” in 2001 and was appointed “Cavaliere del Lavoro” in 2003.

Patti Hart, Vice-Chairman and Independent Director

Patti S. Hart has served as Vice-Chairman of the Board since the effective time of the Mergers. Prior to the effective time of the Mergers, Ms. Hart served as Chief Executive Officer of International Game Technology since April 2009 and on the International Game Technology board of directors since June 2006. Ms. Hart also served as President of International Game Technology from April 2009 until July 2011. Prior to joining International Game Technology, Ms. Hart served as the Chairman and Chief Executive Officer of each of Pinnacle Systems Inc. from 2004 to 2005, Excite@Home Inc. from 2001 to 2002, and Telocity Inc. from 1999 to 2001. Ms. Hart also held various positions at Sprint Corporation, including President and Chief Operating Officer, Long Distance Division. Ms. Hart has served on numerous public company boards, including Yahoo! Inc. (2010-2012), LIN TV Corp. (2006-2009), Spansion Inc. (2005-2008), and Korn/Ferry International Inc. (2000-2009). She currently serves on the board of the American Gaming Association.

Ms. Hart earned a Bachelor of Science degree in Business Administration with an emphasis in Marketing and Economics from Illinois State University.Prior to that, Ms. Hart served as Chief Executive Officer of International Game Technology since April 2009 and on the International Game Technology board of directors since June 2006. Ms. Hart also served as President of International Game Technology from April 2009 until July 2011. Prior to joining International Game Technology, Ms. Hart served as the Chairman and Chief Executive Officer of each of Pinnacle Systems Inc. from 2004 to 2005, Excite@Home Inc. from 2001 to 2002, and Telocity Inc. from 1999 to 2001. Ms. Hart also held various positions at Sprint Corporation, including President and Chief Operating Officer, Long Distance Division. Ms. Hart has served on numerous public company boards, including Yahoo! Inc. (2010-2012), LIN TV Corp. (2006-2009), Spansion Inc. (2005-2008), and Korn/Ferry International Inc. (2000-2009). She currently serves on the board of the American Gaming Association.

Ms. Hart earned a Bachelor of Science degree in Business Administration with an emphasis in Marketing and Economics from Illinois State University.

James McCann, Independent Director

James F. McCann has served on the Board since the effective time of the Mergers and is Chair of the Nominating and Corporate Governance Committee. He is the Chairman of 1-800- Flowers.com, Inc., and previously served as Chief Executive Officer, a position he held since 1976. Mr. McCann has served as the Chairman of the Board of Directors of Willis Towers Watson since January 4, 2016. Previously he served as Director (2004-2015) and non-executive Chairman (2013-2015) of Willis Group Holdings PLC (“Willis Group”). Prior to serving as the non-executive Chairman of the board of Willis Group, he served as the company’s presiding independent director. Mr. McCann also serves as a director for Scott’s Miracle-Gro. He previously served as a director and compensation committee member of Lottomatica S.p.A. (from August 2006 to April 2011), and as a director of Gateway, Inc. and The Boyds Collection, Ltd.

Heather J. McGregor, Independent Director

Heather J. McGregor was appointed to the Board in March of 2017 and is a member of the Audit Committee. She is the Executive Dean of the Edinburgh Business School, the graduate school of business of Heriot Watt University in the U.K. Professor McGregor is also the principal shareholder and non-executive chairman of the executive search firm Taylor Bennett. In addition, Professor McGregor is a director of Non-Standard Finance PLC, a company specializing in offering consumer loans in the U.K. Professor McGregor has a Ph.D. from the University of Hong Kong in Structured Finance and is an experienced writer and broadcaster, including writing for the Financial Times for 17 years. Professor McGregor is also the founder of the Taylor Bennett Foundation, which works to promote diversity in the communications industry, and a founding member of the steering committee of the 30% Club, which is working to raise the representation of women at senior levels within the U.K.’s publicly listed companies. In June 2015, Professor McGregor was made a Commander of the British Empire for her services to diversity and employment. In February 2017, she was appointed by the U.K. Government to be a member of the Honours Committee for the Economy.

Lorenzo Pellicioli, Vice-Chairman

Lorenzo Pellicioli has served as Vice-Chairman of the Board since the effective time of the Mergers. Prior to the effective time of the Mergers, Mr. Pellicioli served on the GTECH S.p.A. (formerly Lottomatica Group) board of directors as Chairman from August 2006 to April 2015. Mr. Pellicioli has served as Chief Executive Officer of DeAgostini S.p.A. since November 2005. Previously, he served as the first President and Chief Executive Officer of Costa Cruise Lines in Miami, a division of the Costa Crociere Group that operates in North America. He was then promoted to Worldwide General Manager of Costa Crociere S.p.A. In the past (2011 and 2010) he served as a director of IDeA Alternative Investments S.p.A. and as Managing Director of DeA Factor S.p.A.

Mr. Pellicioli was also appointed President and Chief Executive Officer of the Compagnie Française de Croisières (Costa-Paquet), a subsidiary of Costa Crociere. He took part in the privatization of SEAT Pagine Gialle and, after the acquisition, he was appointed Chief Executive Officer. Following the sale of SEAT, Pellicioli worked for the Telecom Italia Group as head of the Internet Business Unit. Earlier in his career, he served as General Manager of Advertising Sales and Vice General Manager of Mondadori Periodici (magazines) for the Gruppo Mondadori Espresso, the first Italian publishing group. He was promoted to President and Chief Executive Officer of Manzoni & C. S.p.A, an advertising division of the Group. He has also held various positions in the private sector of Italian television for Manzoni Pubblicità, Publikompass and he was appointed president of Bergamo TV Programmes after starting his career as a journalist for the newspaper Giornale Di Bergamo. Since 2006, he has been a member of the Clinton Global Initiative. He is also a member of the advisory boards of Investitori Associati IV, Wisequity II e Macchine Italia and Palamon Capital Partners. Mr. Pellicioli serves as Chairman of the board of directors of DeA Capital, as a director of Banijay Group SAS and LDH SAS, De Agostini Editore S.p.A. He is also a director of the board of directors of Assicurazioni Generali S.p.A. and a member of both the Appointments and Remuneration Committee and the Investments and Strategic Operations Committee thereof.

Vincent Sadusky, Independent Director

Vincent L. Sadusky has served on the Board since the effective time of the Mergers and is Chair of the Audit Committee. Prior to the effective time of the Mergers, Mr. Sadusky served on the International Game Technology board of directors since July 2010. He served as President and Chief Executive Officer of Media General, Inc., one of the nation’s largest multimedia companies, from December 2014 until January 2017, following the company’s merger with LIN Media LLC. Prior to the effective time of the Mergers, Mr. Sadusky served as President and Chief Executive Officer of LIN Media LLC from 2006 to 2014 and was Chief Financial Officer from 2004 to 2006. Prior to joining LIN Media LLC, he held several management positions, including Chief Financial Officer and Treasurer, at Telemundo Communications, Inc. from 1994 to 2004, and from 1987 to 1994, he performed attestation and consulting services with Ernst & Young, LLP. Mr. Sadusky currently serves on the board of directors of Hemisphere Media Group, Inc. Previously, he served on the Open Mobile Video Coalition, to which he served as President from 2011 until its integration into the National Association of Broadcasters in January 2013. He formerly served on the boards of directors of JVB Financial Group, LLC, Maximum Service Television, Inc., Media General, Inc. and NBC Affiliates.

Mr. Sadusky earned a Bachelor of Science degree in Accounting from Pennsylvania State University where he was a University Scholar. He earned a Master of Business Administration degree from the New York Institute of Technology.

Philip Satre, Chairman and Independent Director

Philip G. Satre has served as Chairman of the Board since the effective time of the Mergers and is a member of the Nominating and Corporate Governance Committee. Prior to the effective time of the Mergers, Mr. Satre served on the International Game Technology board of directors since January 2009 and as independent Chairman since December 2009. Mr. Satre has been a private investor since 2005. Mr. Satre has extensive gaming industry experience having served on the board of directors of Harrah’s Entertainment, Inc. (now Caesars Entertainment Corporation), a provider of branded casino entertainment (Harrah’s), from 1988 to 2004 and as Chairman from 1997 to 2004. Between 1980 and 2002, Mr. Satre held various executive management positions at Harrah’s, including Chief Executive Officer, President and Chief Executive Officer of Harrah’s gaming division and Vice President, General Counsel and Secretary. Mr. Satre currently serves on the board of directors of Nordstrom, Inc., where he has served as a director since 2006 and as Chairman since May 2016, the National Automobile Museum, the National

World War II Museum and as President of the National Center for Responsible Gaming. Mr. Satre also serves as the Chairman of the Guinn center for Policy Priorities, a non-profit bipartisan think tank focused on delivering independent, fact-based, and well-reasoned analysis of critical policy issues in Nevada. Mr. Satre previously served on the board of directors of the Stanford University Board of Trustees (2005-2010), Rite Aid Corporation (2005-2011) and NV Energy, Inc. (2005-2013), where he served as Chairman from 2008 to 2013.

Mr. Satre holds a Bachelor of Arts degree in Psychology from Stanford University and a Juris Doctor degree from the University of California at Davis.

Gianmario Tondato da Ruos, Independent Director

Gianmario Tondato da Ruos has served on the Board since the effective time of the Mergers and is Chair of the Compensation Committee. Prior to the effective time of the Mergers, Mr. Tondato da Ruos served as a Lead Independent Director of GTECH S.p.A. (formerly Lottomatica Group) from 2006 to April 2014. Mr. Tondato da Ruos has served as the Chief Executive Officer of Autogrill S.p.A. since April 2003. He joined Autogrill Group in 2000, and moved to the United States to manage the integration of the North American subsidiary HMSHost and successfully implemented a strategic refocusing on concessions and diversification into new business sectors, distribution channels and geographies.

Mr. Tondato da Ruos is Chairman of HMSHost Corporation. He has been a director of Autogrill since March 2003, and sits on the advisory board of Rabo Bank (Hollande). He was formerly Chairman of World Duty Free S.p.A. and a director of World Duty Free Group S.A.U.

Mr. Tondato da Ruos graduated with a degree in economics from Ca’Foscari University of Venice.